UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission file number: 001-32635

BIRKS GROUP INC.

(formerly Birks & Mayors Inc.)

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CONTENTS

The following documents of the Registrant are submitted herewith:

		Page
99.1	Unaudited Condensed Consolidated Balance Sheets as of September 28, 2013 and March 30, 2013	5

99.2	Unaudited Condensed Consolidated Statements of Operations for the twenty-six week periods ended September 28, 2013 and September 29, 2012	6

99.3	Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss) for the twenty-six week periods ended September 28, 2013 and September 29, 2012	7

99.4	Unaudited Condensed Consolidated Statement of Stockholders’ Equity for the twenty-six week period ended September 28, 2013	8

99.5	Unaudited Condensed Consolidated Statements of Cash Flows for the twenty-six week periods ended September 28, 2013 and September 29, 2012	9

99.6	Notes to the Unaudited Condensed Consolidated Financial Statements	10

99.7	Management’s Discussion and Analysis of Financial Condition and Results of Operations	14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS GROUP INC.
(Registrant)

	By:	/s/ Michael Rabinovitch
Michael Rabinovitch
Date: November 14, 2013		Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Unaudited Condensed Consolidated Balance Sheets as of September 28, 2013 and March 30, 2013

Exhibit 99.2	Unaudited Condensed Consolidated Statements of Operations for the twenty-six week periods ended September 28, 2013 and September 29, 2012

Exhibit 99.3	Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss) for the twenty-six week periods ended September 28, 2013 and September 29, 2012

Exhibit 99.4	Unaudited Condensed Consolidated Statement of Stockholders’ Equity for the twenty-six week period ended September 28, 2013

Exhibit 99.5	Unaudited Condensed Consolidated Statements of Cash Flows for the twenty-six week periods ended September 28, 2013 and September 29, 2012

Exhibit 99.6	Notes to the Unaudited Condensed Consolidated Financial Statements

Exhibit 99.7	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Exhibit 99.1

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

	As of
	September 28, 2013	March 30, 2013

Assets
Current assets:
Cash and cash equivalents	$2,683	$3,826
Accounts receivable	6,493	6,639
Inventories	158,168	137,011
Prepaids and other current assets	4,253	2,592

Total current assets	171,597	150,068

Property and equipment	28,373	27,326
Intangible assets	1,084	955
Other assets	2,149	1,603

Total non-current assets	31,606	29,884

Total assets	$203,203	$179,952

Liabilities and Stockholders’ Equity
Current liabilities:
Bank indebtedness	$76,894	$67,307
Accounts payable	45,361	42,210
Accrued liabilities	9,112	9,193
Current portion of long-term debt	3,723	3,795

Total current liabilities	135,090	122,505

Long-term debt	51,521	38,100
Other long-term liabilities	3,327	2,996

Total long-term liabilities	54,848	41,096

Stockholders’ equity:
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 10,122,598 and 7,115,641, respectively	30,852	25,876
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	38,613	38,613
Preferred stock – no par value, Unlimited shares authorized, none issued	—	—
Additional paid-in capital	15,956	15,949
Accumulated deficit	(77,598)	(69,854)
Accumulated other comprehensive income	5,442	5,767

Total stockholders’ equity	13,265	16,351

Total liabilities and stockholders’ equity	$203,203	$179,952

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

Exhibit 99.2

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except per share amounts)

	26 weeks ended September 28, 2013	26 weeks ended September 29, 2012

Net sales	$127,408	$124,930
Cost of sales	75,249	70,990

Gross profit	52,159	53,940

Selling, general and administrative expenses	52,727	52,696
Depreciation and amortization	2,699	2,216

Total operating expenses	55,426	54,912

Operating loss	(3,267)	(972)
Interest and other financial costs	4,459	4,702

Loss before income taxes	(7,726)	(5,674)
Income tax expense	18	20

Net loss	$(7,744)	$(5,694)

Weighted average common shares outstanding, basic and diluted	15,390	12,243

Net loss per common share, basic and diluted	$(0.50)	$(0.47)

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

Exhibit 99.3

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	26 weeks ended September 28, 2013	26 weeks ended September 29, 2012

Net loss	$(7,744)	$(5,694)
Other comprehensive (loss) income:
Foreign currency translation adjustments	(325)	283

Total comprehensive loss	$(8,069)	$(5,411)

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

Exhibit 99.4

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(In thousands of dollars)

	Shares of voting common stock outstanding	Voting common stock	Additional paid-in capital	Retained earnings (Accumulated deficit)	Accumulated other comprehensive income (loss)	Total

Balance at March 30, 2013	14,833,611	$64,489	$15,949	$(69,854)	$5,767	$16,351
Net loss	—	—	—	(7,744)	—	(7,744)
Cumulative translation adjustment (1)	—	—	—	—	(325)	(325)

Total comprehensive loss	—	—	—	—	—	(8,069)
Compensation expense resulting from stock options granted to management	—	—	58	—	—	58
Exercise of stock options	65,872	115	(51)			64
Issuance of Class A shares from private placement, net of taxes of $0	2,941,085	4,861	—	—	—	4,861

Balance at September 28, 2013	17,840,568	$69,465	$15,956	$(77,598)	$5,442	$13,265

(1)	The change in Cumulative translation adjustment is not due to reclassifications out of accumulated other comprehensive income (loss).

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

Exhibit 99.5

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	26 weeks ended September 28, 2013	26 weeks ended September 29, 2012

Cash flows (used in) provided by operating activities:
Net loss	$(7,744)	$(5,694)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,758	2,325
Amortization of debt costs	309	371
Other operating activities, net	220	11
Decrease (increase) in:
Accounts receivable	(44)	802
Inventories	(22,116)	(9,127)
Prepaids and other current assets	(1,701)	(998)
(Decrease) increase in:
Accounts payable	3,977	1,111
Accrued liabilities and other long-term liabilities	198	(2,730)

Net cash used in operating activities	(24,143)	(13,929)

Cash flows used in investing activities:
Additions to property and equipment	(3,792)	(2,758)
Additions to intangibles	(182)	(50)

Net cash used in investing activities	(3,974)	(2,808)

Cash flows provided by (used in) financing activities:
Increase in bank indebtedness	10,023	18,664
Repayment of obligations under capital leases	(353)	(1,068)
Proceeds from stock option exercise	64	—
Proceeds from private placement, net of costs	4,861	3,593
Payment of loan origination fees and costs	(872)	(17)
Repayment of long-term debt	(1,551)	(4,892)
Increase in long-term debt	14,828	—

Net cash provided by financing activities	27,000	16,280
Effect of changes in exchange rate on cash and cash equivalents	(26)	(10)

Net decrease in cash and cash equivalents	(1,143)	(467)
Cash and cash equivalents, beginning of period	3,826	3,127

Cash and cash equivalents, end of period	$2,683	$2,660

Supplemental disclosure of cash flow information:
Interest paid	$4,181	$4,123
Non-cash transactions:
Property and equipment additions acquired through capital leases	$698	$160
Property and equipment additions included in accounts payable and accrued liabilities	$242	$461
Conversion of debentures into Class A voting shares	$4,861	$—

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

Exhibit 99.6

BIRKS GROUP INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The Unaudited Condensed Consolidated Financial Statements of Birks Group Inc. (formerly Birks & Mayors Inc) (“Birks Group” or the “Company”) include the accounts of the Canadian parent company Birks Group Inc. and its wholly-owned subsidiary, Mayor’s Jewelers, Inc. (“Mayors”). These Unaudited Condensed Consolidated Financial Statements are prepared in U.S. dollars and do not include all of the information and footnotes required by accounting principles generally accepted in the U.S. for complete financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Unaudited Condensed Consolidated Financial Statements of the Company in this report for the twenty-six week periods ended September 28, 2013 and September 29, 2012 have not been audited. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the financial position, results of operations and cash flows for the interim period have been made. The results of operations are not necessarily indicative of the results of operations for the full year or any other interim period. These statements should be read in conjunction with the Consolidated Financial Statements and notes thereto included in the Annual Report on Form 20-F for the fiscal year ended March 30, 2013, filed with the U.S. Securities and Exchange Commission (“SEC”) on July 3, 2013.

Annually, the Company’s fiscal year ends on the last Saturday of March. The Company refers to the prior fiscal year ended March 30, 2013 as fiscal 2013, and the current fiscal year ending March 29, 2014 as fiscal 2014. Fiscal 2014 and fiscal 2013 each consist of fifty-two week periods.

Significant Accounting Policies

These Unaudited Condensed Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the U.S. (“GAAP”). These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates relate to the valuation of inventories, accounts receivable and deferred tax assets as well as the recoverability of long-lived assets. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments in the period in which the change in estimate is made.

2.	Accounting Changes

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. ASU 2013-12 added new disclosure requirements to Accounting Standards Codification (“ASC”) 220, Comprehensive Income, for items reclassified out of accumulated other comprehensive income (“AOCI”) effective for reporting periods beginning after December 15, 2012. It requires entities to disclose additional information about amounts reclassified out of AOCI by component including changes in AOCI balances and significant items reclassified out of AOCI by the respective line items of net income. The Company has adopted ASU 2013-02 for the reporting period beginning March 31, 2013 and the prescribed disclosures are presented on the Unaudited Condensed Consolidated Statement of Stockholders’ Equity.

3.	Income Taxes

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of September 28, 2013, the Company had no accrued interest related to uncertain tax positions due to available tax loss carry forwards. The tax years 2008 through 2013 remain open to examination by the major taxing jurisdictions to which the Company is subject.

The Company recorded no income tax benefit for the twenty-six week period ended September 28, 2013 and for the comparable period ended September 29, 2012. This is due to the Company recording a 100% valuation allowance against the value of its net deferred tax assets, including the tax benefits related to the current year’s operating losses, as a result of the Company’s inability to reach the required conclusion that it would be able to more likely than not realize the value of both its U.S. and Canadian deferred tax assets in the future. As of September 28, 2013, the Company had recorded a valuation allowance of $58.8 million against the full value of the Company’s net deferred tax assets.

4.	Net Loss Per Common Share

For the twenty-six week period ended September 28, 2013, the Company’s net loss per common share on a basic and diluted basis was $0.50. Excluded from the computation of net loss per diluted share were 697,505 shares underlying outstanding stock options, 382,693 shares underlying outstanding warrants and 21,737 shares underlying outstanding stock appreciation rights due to their antidilutive effect.

For the twenty-six week period ended September 29, 2012, the Company’s net loss per common share on a basic and diluted basis was $0.47. Excluded from the computation of net loss per diluted share were 666,477 shares underlying outstanding stock options, 382,693 shares underlying outstanding warrants and 21,737 shares underlying outstanding stock appreciation rights due to their antidilutive effect.

5.	Inventories

Inventories are summarized as follows:

	As of September 28, 2013	As of March 30, 2013
	(In thousands)
Raw materials	$5,400	$3,609
Work in progress	1,788	426
Retail inventories and manufactured finished goods	150,980	132,976

	$158,168	$137,011

6.	Bank Indebtedness and Long-term Debt

In August 2013, the Company executed an amendment and extension of its $115 million senior secured revolving credit facility which was set to expire in June 2015 extending its maturity to August 22, 2017 and reducing the interest rate charged on the facility by 25 basis points per annum. The amended $115 million senior secured revolving credit facility bears interest at a floating rate of LIBOR plus 2.0% to LIBOR plus 2.75% (based on excess availability thresholds and interest coverage thresholds). In addition, the Company amended and extended its $18 million senior secured term loan, which was also set to expire in June 2015. The amendment increased the amount of the secured term loan to $28 million and extended its maturity to August 22, 2018. The interest rate on the amended senior secured term loan was reduced from 9.5% per annum (or one-month Libor plus 6.5%, whichever is greater) to a fixed rate of 8.77%. The $28 million senior secured term loan is subordinated in lien priority to the senior secured revolving credit facility. These two credit facilities are used to finance working capital, finance capital expenditures, provide liquidity to fund the Company’s day-to-day operations and for other general corporate purposes. The terms of the amended senior secured credit facilities provide that no financial covenants are required to be met other than maintaining positive excess availability at all times. The Company has complied with the requirement to maintain positive excess availability at all times and as such no financial covenants were required to be met.

Under the terms of the facilities, both the senior secured revolving credit facility administrative agent and the senior secured term loan administrative agent may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under the senior secured revolving credit facility (customary for asset based loans), at their reasonable discretion, to: i) ensure that the Company maintains adequate liquidity for the operation of its business, ii) cover any deterioration in the amount or value of the collateral and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the senior secured revolving credit facility administrative agent may impose at its reasonable discretion, however, the senior secured term loan administrative agent’s ability to impose discretionary reserves at its reasonable discretion is limited to 5% of the term loan borrowing capacity. In addition, the amendment of the secured term loan agreement provides that the term loan administrative agent may impose a supplemental availability reserve not to exceed $2.5 million if at any time that the Company’s consolidated earnings before interest, taxes, depreciation and amortization (“EBITDA”), calculated at the end of each fiscal quarter on a trailing twelve month basis, is less than $9 million. No supplemental availability reserve was imposed as of September 28, 2013. Furthermore, a $12.5 million, and a $5.0 million seasonal availability block are imposed by the senior secured revolving credit facility administrative agent and the senior secured term loan administrative agent each year from December 20th to January 20th and from January 21st to February 10th, respectively, and both the senior secured revolving credit facility and the senior secured term loan are subject to cross default provisions with all other loans by which if the Company is in default with any other loans, the default will immediately apply to both the senior secured revolving credit facility and the senior secured term loan.

The senior secured revolving credit facility and secured term loan contain limitations on the Company’s ability to pay dividends, more specifically, among other limitations, the Company can pay dividends only at certain excess borrowing capacity thresholds and the aggregate dividend payment for the twelve-month period ended as of any fiscal quarter cannot exceed 33% of the consolidated net income for such twelve-month period. Additionally, the Company is required to maintain a fixed charge coverage ratio of at least 1.30 to 1.00 and a minimum excess availability of $30 million in order to qualify for payment of dividends.

In addition to the amendment and extension of the senior secured revolving credit facility and secured term loan, in July 2013, the Company entered into a lease agreement that provides funding for up to $3 million of remodeling costs for three of the Mayors stores in Florida. The lease financing is secured by the equipment and leaseholds added to the specific stores with the financing repaid over 30 months. As of September 28, 2013, the Company has utilized $561 thousand of the lease line.

In September 2013, the Company entered into a Cdn$5.0 million (US$ 4.9 million) secured term loan agreement with Investissement Québec. The loan bears interest at a rate of Canadian prime plus 7.0% per annum and is repayable in 60 equal monthly installments beginning in September 2014. The loan is secured by the assets of the Company. The Company must annually maintain a working capital ratio of 1.15 and a long-term debt to adjusted net assets ratio below 2.5.

7.	Related Party Transactions

In August 2013, the Company executed $5.0 million convertible debenture agreements of which $4.8 million was with its controlling shareholder, Montrovest B.V. (“Montrovest”), convertible into Class A voting shares (the “Debentures”). The Debentures had an annual interest rate of 6%, payable in the form of additional Class A voting shares at the time of conversion of the Debentures at the same conversion price as the Debentures. The $5.0 million of Debentures was converted into 2,941,085 Class A voting shares at the end of August 2013 at an average price of $1.70 per share of which Montrovest received 2,828,634 Class A voting shares of the Company. The funds raised in this transaction will be used to fund the Company’s expansion into China.

8.	Segment Information

The Company has two reportable segments, Retail and Other. At September 28, 2013, Retail operated 30 stores across Canada under the Maison Birks brand (signage reflecting this new trade name will be changed at the Company’s current retail stores over time), 20 stores in the Southeastern U.S. under the Mayors brand, one store under the Rolex brand name, as well as two retail locations in Calgary and Vancouver under the Brinkhaus brand. Other consists primarily of the Company’s corporate sales division, which services business customers by providing them with unique items for recognition programs, service awards and business gifts, the Company’s gold exchange, which purchases gold and other precious metals from clients and refines the metals purchased, and manufacturing, which produces unique products for the retail segment of the business.

The two segments are managed and evaluated separately based on gross profit. The accounting policies used for each of the segments are the same as those used for the consolidated financial statements. Inter-segment sales are made at amounts of consideration agreed upon between the two segments and intercompany profit is eliminated if not yet earned on a consolidated basis. The Company does not evaluate the performance of the Company’s assets on a segment basis for internal management reporting and, therefore, such information is not presented.

Certain information relating to the Company’s segments for the twenty-six week periods ended September 28, 2013 and September 29, 2012 is set forth below:

	RETAIL		OTHER		TOTAL
	26 weeks ended 9/28/13	26 weeks ended 9/29/12	26 weeks ended 9/28/13	26 weeks ended 9/29/12	26 weeks ended 9/28/13	26 weeks ended 9/29/12
	(In thousands)
Sales to external customers	$122,025	$115,774	$5,383	$9,156	$127,408	$124,930
Inter-segment sales	—	—	$8,035	$10,432	$8,035	$10,432
Unadjusted gross profit	$51,834	$51,479	$2,478	$5,299	$54,312	$56,778

The following table sets forth reconciliations of the segments’ gross profit to the Company’s consolidated gross profit for the twenty-six week periods ended September 28, 2013 and September 29, 2012:

	26 weeks ended September 28, 2013	26 weeks ended September 29, 2012
	(In thousands)
Unadjusted gross profit	$54,312	$56,778
Inventory provisions	(1,541)	(1,530)
Other unallocated costs	(1,275)	(1,355)
Recognition of intercompany gross profit	663	47

Gross profit	$52,159	$53,940

The following table sets forth our operations in geographic markets in which we operate (dollars in thousands):

	26 weeks ended September 28, 2013	26 weeks ended September 29, 2012

Net sales
Canada	$67,782	$71,350
U.S.	59,626	53,580

Total revenues	$127,408	$124,930

	September 28, 2013	September 29, 2012
Long-lived assets
Canada	$20,153	$19,821
U.S.	10,369	8,777

Total long-lived assets	$30,522	$28,598

Exhibit 99.7

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is designed to provide the reader of the financial statements with a narrative on our results of operations, financial position and liquidity, risk management activities, significant accounting policies and critical estimates, and the future impact of accounting standards that have been issued, but are not yet effective. MD&A is presented in the following sections: Overview, Critical Accounting Policies and Estimates, Results of Operations and Financial Condition. It is useful to read the MD&A in conjunction with the Unaudited Condensed Consolidated Financial Statements and related notes thereto contained elsewhere in this document.

Annually, our fiscal year ends on the last Saturday of March. We refer to the prior fiscal year ended March 30, 2013 as fiscal 2013, and the current fiscal year ending March 29, 2014 as fiscal 2014. Fiscal 2014 and fiscal 2013 each consist of fifty-two week periods.

Overview

Birks Group (formerly Birks & Mayors Inc.) is a leading operator of luxury jewelry and timepieces stores in North America. We operate our business in two geographic areas, Canada and the Southeastern U.S. We have two reportable segments, Retail and Other. Retail is comprised of our retail operations in the U.S. and Canada on a combined basis. In Canada, we operate stores under the Maison Birks brand (signage reflecting this new trade name will be changed at our current retail stores over time) and two stores under the Brinkhaus brand. In the Southeastern U.S., we operate stores under the Mayors brand and one store under the Rolex brand. Other consists primarily of our corporate sales division, which services business customers by providing them unique items for recognition programs, service awards and business gifts. Also included in “Other” is manufacturing, which manufactures unique products primarily for the retail segment of our business; gold exchange, which buys gold and other precious metals from customers and sells the gold and other precious metals to refiners; and internet sales.

Our net sales are comprised of revenues, net of discounts, excluding sales tax. Sales are recognized at the point of sale when merchandise is taken or shipped. Sales of consignment merchandise are recognized on a full retail basis at such time that the merchandise is sold. Revenues for gift certificates and store credits are recognized upon redemption. Revenue related to the Company’s purchases of gold and other precious metals from our customers is recognized when the Company delivers the goods and receives and accepts an offer from a refiner to purchase the gold and other precious metals. Customers use cash, checks, debit cards, third-party credit cards, private label and proprietary credit cards and house accounts (primarily for corporate sales customers) to make purchases. The level of our sales is impacted by the number of sales transactions we generate and the size of our average retail sale.

Our operating costs and expenses are primarily comprised of cost of sales and selling, general and administrative expenses (“SG&A”). Cost of sales includes cost of merchandise, direct inbound freight, direct labor related to repair services, the costs of our design and creative departments, manufacturing costs, inventory shrink, damage and obsolescence, jewelry, watch and giftware boxes as well as depreciation and amortization of production facilities and production tools, dies and molds and product development costs. SG&A includes, but is not limited to, all non-production payroll and benefits (including non-cash compensation expense), store and head office occupancy costs, overhead, credit card fees, information systems, professional services, consulting fees, repairs and maintenance, travel and entertainment, insurance, legal, human resource and training expenses. Occupancy, overhead and depreciation expenses are generally less variable relative to net sales than other components of SG&A such as credit card fees and certain elements of payroll, such as commissions. Another significant item in SG&A is marketing expenses, which include marketing, public relations and advertising costs (net of amounts received from vendors for cooperative advertising) incurred to increase customer awareness of both the Company’s retail brands and the Birks product brand. Marketing has historically represented a significant portion of our SG&A. As a percentage of sales, marketing expense represented 3.8% of sales during the twenty-six week period ended September 28, 2013 and 2.9% of sales during the twenty-six week period September 29, 2012. Additionally, SG&A includes indirect costs such as freight, including inter-store transfers, receiving costs, distribution costs, and warehousing costs. The amounts of these indirect costs in SG&A were approximately $1.7 million during the twenty-six week period ended September 28, 2013 and $1.9 million during the twenty-six week period ended September 29, 2012. Depreciation includes depreciation and amortization of our stores and head office, including buildings, leasehold improvements, furniture and fixtures, computer hardware and software and automobiles and trucks.

Over the short-term, we may focus our efforts on those strategies and key drivers of our performance that are necessary in the current business climate, which include our ability to:

•	grow sales, gross margin rate and gross profits;

•	manage expenses and assets efficiently in order to optimize profitability and cash flow; and

•	maintain flexible and cost effective sources of borrowings to finance our operations and growth strategies.

Over the long-term, we believe that the key drivers of our performance will be our ability to:

•	execute our merchandising strategy to increase net sales and maintain and expand gross margin by lowering discounts, developing and marketing higher margin exclusive and unique products, and further developing our internal capability to design, develop, manufacture or source products;

•	execute our marketing strategy to enhance customer awareness and appreciation of our two retail brands, Birks and Mayors, as well as the Birks product brand, and to maintain and eventually increase customer traffic, client acquisition and retention and net sales through regional and national advertising campaigns on television, billboards, print, catalog mailings, in-store events, community relations, media and public relations, partnerships with key suppliers, such as Mayors’ relationship with Rolex, and associations with prestige institutions;

•	continue to develop the Birks product brand through expansion of all sales channels including international channels of distribution;

•	provide a superior client experience through consistent outstanding customer service that will ensure customer satisfaction and promote frequent customer visits, customer loyalty, and strong customer relationships; and

•	increase our retail stores’ average retail transaction, conversion rate, productivity of our store professionals and inventory and four-wall profitability.

Critical Accounting Policies and Estimates

Our Unaudited Condensed Consolidated Financial Statements have been prepared in accordance with GAAP, but do not include all of the information and footnotes required by GAAP for complete financial statements. Preparation of these statements requires management to make estimates and assumptions about future events and their impact on amounts reported in the financial statements and related notes. Some accounting estimates and policies have a significant impact on amounts reported in the financial statements. A summary of significant accounting estimates and policies and a description of accounting policies that are considered critical may be found in our Annual Report on Form 20-F for the fiscal year ended March 30, 2013 filed with the SEC on July 3, 2013 in the Notes to the Consolidated Financial Statements and the Critical Accounting Policies and Estimates section contained therein.

Results of Operations

Comparable Store Sales

We use comparable store sales as a key performance measure for our business. We do not include our non-retail store sales in comparable store calculations. Stores enter the comparable store calculation in their thirteenth full month of operation under our ownership. Stores that have been resized and stores that are relocated are evaluated on a case-by-case basis to determine if they are functionally the same store or a new store and then are included or excluded from comparable store sales, accordingly. Comparable store sales is calculated in local currency terms and measures the percentage change in net sales for comparable stores in a period compared to the corresponding period in the previous year. If a comparable store is not open for the entirety of both periods, comparable store sales measures the change in net sales for the portion of time that such store was open in both periods. We believe that this measure provides meaningful information on our performance and operating results. However, readers should know that this non-GAAP financial measure has no standardized meaning as presented by GAAP and may not be comparable to similar measures presented by other companies.

The percentage increase (decrease) in comparable stores sales for the periods presented below is as follows:

	For the 26 weeks ended September 28, 2013	For the 26 weeks ended September 29, 2012
Canada	4%	8%
United States	17%	(2)%

Total	10%	3%

The increases in comparable store sales in both Canada and the U.S. for the 26 weeks ended September 28, 2013 compared to the previous year, were primarily attributable to increases in average sales consistent with our current merchandising and marketing strategies. The increase in comparable store sales in the U.S. reflected the success of our timepiece strategy, while the increase in comparable store sales in Canada was primarily driven by our fine jewelry businesses and the impact of higher timepiece sales associated with upgrades to our timepiece offering partially offset by lower sales associated with the decision to exit certain brands and product lines.

Comparable store sales in both Canada and the U.S. for the 26 week period ended September 29, 2012 compared to the previous year were negatively impacted by lower store traffic which resulted in a decrease in the number of sales transactions for the twenty-six week period ended September 29, 2012. However, both countries experienced increases in average sales. While the increase in average sales transactions in Canada was able to drive comparable store sales growth, the increase in average sales transaction in the U.S. was not large enough to offset the decrease in the number of sales transactions associated with the reduced store traffic.

Twenty-Six Week Period Ended September 28, 2013 compared to the Twenty-Six Week Period Ended September 29, 2012

Net Sales

	For the 26 weeks ended September 28, 2013	For the 26 weeks ended September 29, 2012
	(In thousands)
Net Sales – Retail	$122,025	$115,774
Net Sales – Other	5,383	9,156

Total Net Sales	$127,408	$124,930

Net sales for the twenty-six weeks ended September 28, 2013 were $127.4 million, an increase of $2.5 million from the twenty-six weeks ended September 29, 2012. The increase in retail net sales reflects the 10% increase in comparable store sales as well as $1.5 million of higher sales related to three new store locations, partially offset by $4.4 million of lower sales associated with closure of eight underperforming stores and one relocated store, and $1.9 million of lower sales related to translating the Company’s Canadian sales into U.S. dollars due to the weaker Canadian dollar. The decrease in Net Sales – Other primarily relates to $2.8 million lower revenue from refining activities, lower corporate sales of $0.7 million and lower internet sales of $0.1 million.

Gross Profit

	For the 26 weeks ended September 28, 2013	For the 26 weeks ended September 29, 2012
	(In thousands)
Gross Profit – Retail	$51,834	$51,479
Gross Profit – Other	325	2,461

Total Gross Profit	$52,159	$53,940

Gross profit was $52.2 million, or 40.9% of net sales, during the twenty-six week period ended September 28, 2013 compared to $53.9 million, or 43.2% of net sales, during the comparable period last year. Included in the $1.8 million decrease in gross profit was $0.8 million of lower gross profit resulting from the impact of translating the gross profit of the Canadian operations to U.S. dollars with a relatively weaker Canadian dollar. The 230 basis point gross margin rate decrease was primarily attributable to a 200 basis point decrease in retail gross margin associated with product sales mix with sales of higher priced products which have a lower margin rate representing a larger percentage of the overall retail sales while at the same time aggressively reducing inventory of discontinued products and brands. The decrease in Gross Profit - Other was primarily the result of lower gold exchange revenues and margins due to primarily to the drop in gold prices that occurred during the first half of the fiscal year.

SG&A Expenses

SG&A expenses were $52.7 million, or 41.4% of net sales for the twenty-six week period ended September 28, 2013 compared to $52.7 million, or 42.2% of net sales, for the twenty-six week period ended September 29, 2012. SG&A expenses remained relatively consistent with the prior year as a $0.9 million decrease in expenses related to foreign currency translation resulting from the translation of Canadian expenses into U.S. dollars with a relatively weaker Canadian dollar and $1.0 million of lower expenses primarily related to operating six less stores were offset by $1.3 million of higher marketing costs and $0.2 million of higher costs related to our planned expansion into China.

Depreciation Expense

Depreciation and amortization expense for the twenty-six week period ended September 28, 2013 was higher than the same period in the prior fiscal year primarily due to capital expenditures for store remodels during the past twelve months.

Interest and Other Financing Costs

Interest and other financing costs were $4.5 million for the twenty-six week period ended September 28, 2013, compared to $4.7 million for the same period in the prior fiscal year. The $0.2 million decrease was primarily associated with a lower level of total average debt during the first half of the current fiscal year and lower borrowing costs related to the amendment of the senior secured term loan.

Income Taxes

We recorded no income tax benefit related to the Company’s deductible timing differences created during the twenty-six week period ended September 28, 2013 and during the comparable period ended September 29, 2012. This accounting treatment was due to the recording of a 100% valuation allowance on the full value of the deferred tax assets generated from our U.S. and Canadian operations during these periods as the criteria for recognition of these assets was not met at September 28, 2013.

FINANCIAL CONDITION

Liquidity and Capital Resources

Our ability to fund our operations and meet our cash flow requirements in order to fund our operations is dependent upon our ability to maintain positive excess availability under our senior secured revolving credit facility. As of September 28, 2013, we had approximately $76.9 million outstanding on our $115 million senior secured revolving credit facility. Our excess borrowing availability at September 28, 2013 was $21.6 million. In August 2013, we executed an amendment on our senior secured revolving credit facility, extending the term, which was set to expire in June 2015, to August 22, 2017 and reducing the interest rate charged on the facility by 25 basis points per annum. The amended senior secured revolving credit facility bears interest at a floating rate of LIBOR plus 2.0% to LIBOR plus 2.75% (based on excess availability thresholds and interest coverage thresholds). In August 2013, we also amended our $18 million senior secured term loan, which was also set to expire in June 2015. The amendment increased the amount of the loan to $28 million and extended the maturity date to August 22, 2018. The interest rate on the amended senior secured term loan was reduced from 9.5% per annum (or one-month Libor plus 6.5%, whichever is greater) to a fixed rate of 8.77%. The $28 million senior secured term loan is subordinated in lien priority to our senior secured revolving credit facility. These two credit facilities are used to finance working capital, finance capital expenditures, provide liquidity to fund our day-to-day operations and for other general corporate purposes. The terms of the amended senior secured credit facilities provide that no financial covenants are required to be met other than maintaining positive excess availability at all times. We have complied with the requirement to maintain positive excess availability at all times and as such no financial covenants were required to be met.

Under the terms of the facilities, both our senior secured revolving credit facility administrative agent and our senior secured term loan administrative agent may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under our senior secured revolving credit facility (customary for asset based loans), at their reasonable discretion, to: i) ensure that we maintain adequate liquidity for the operation of our business, ii) cover any deterioration in the amount or value of the collateral and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that our senior secured revolving credit facility administrative agent may impose at its reasonable discretion, however, our senior secured term loan administrative agent’s ability to impose discretionary reserves at its reasonable discretion is limited to 5% of the term loan borrowing capacity. In addition, the amendment of the secured term loan agreement provides that the term loan administrative agent may impose a supplemental availability reserve not to exceed $2.5 million if at any time our consolidated EBITDA, calculated at the end of each fiscal quarter on a trailing twelve month basis is less than $9 million. No supplemental availability reserve was imposed as of September 28, 2013. Furthermore, a $12.5 million, and a $5.0 million seasonal availability block are imposed by the senior secured revolving credit facility administrative agent and the senior secured term loan administrative agent each year from December 20th to January 20th and from January 21st to February 10th, respectively, and both our senior secured revolving credit facility and our senior secured term loan are subject to cross default provisions with all other loans by which if we are in default with any other loans, the default will immediately apply to both the senior secured revolving credit facility and the senior secured term loan.

Our senior secured revolving credit facility and secured term loan contain limitations on our ability to pay dividends, more specifically, among other limitations, we can pay dividends only at certain excess borrowing capacity thresholds and the aggregate dividend payment for the twelve-month period ended as of any fiscal quarter cannot exceed 33% of the consolidated net income for such twelve-month period. Additionally, we are required to maintain a fixed charge coverage ratio of at least 1.30 to 1.00 and a minimum excess availability of $30 million in order to qualify for payment of dividends.

In addition to the amendment and extension of our senior secured revolving credit facility and secured term loan, in July 2013, we entered into a lease agreement that provides funding for up to $3 million of remodeling costs for three of the Mayors stores in Florida. The lease financing is secured by the equipment and leaseholds added to the specific stores with the financing repaid over 30 months. As of September 28, 2013, we have utilized $561 thousand of the lease line. In September 2013, we also entered into a Cdn$5.0 million (US$4.9 million) secured term loan agreement with Investissement Québec. The loan bears interest at a rate of Canadian prime plus 7.0% per annum and is repayable in 60 equal monthly installments beginning in September 2014. The loan is secured by the assets of the Company.

In August 2013, we executed $5.0 million convertible debenture agreements of which $4.8 million was with our controlling shareholder, Montrovest B.V. (“Montrovest”), convertible into Class A voting shares (the “Debentures”). The Debentures had an annual interest rate of 6%, payable in the form of additional Class A voting shares at the time of conversion of the Debentures at the same conversion price of the Debentures. The $5.0 million of Debentures was converted into 2,941,085 Class A voting shares at the end of August 2013 at an average price of $1.70 per share of which Montrovest received 2,828,634 shares of Class A voting shares of the Company. The funds raised in this transaction will be used to fund our expansion into China.

The amendments to the senior secured revolving credit facility and secured term loan as well as the other new borrowing arrangements and the capital raised in the convertible debentures transaction during the first half of fiscal 2014 increase our liquidity, without a material increase in borrowing costs and provide us with the necessary liquidity to pursue our growth and rebranding strategies.

The following table summarizes cash flows from operating, investing and financing activities:

	First Half
(in thousands)	Fiscal 2014	Fiscal 2013
Net cash (used in) provided by:
Operating activities	$(24,143)	$(13,929)
Investing activities	(3,974)	(2,808)
Financing activities	27,000	16,280
Effect of changes in exchange rate on cash and cash equivalents	(26)	(10)

Net decrease in cash and cash equivalents	$(1,143)	$(467)

Net cash used in operating activities for the twenty-six week period ended September 28, 2013 was $24.1 million compared to $13.9 million of net cash used in operating activities during the comparable period last year. The higher level of cash used in operating activities in the current year compared to the prior year is primarily due to a higher usage of cash to purchase inventory during the first half of fiscal 2014 compared to the first half of fiscal 2013 and a decrease in income from operations partially offset by the usage of cash in the first half of the prior year to pay down liabilities associated with annual performance bonuses earned in fiscal 2012 and post-employment benefits due to our former chief executive officer. The increase in inventory purchases during the first half of fiscal 2014 as compared to the same period in fiscal 2013 is primarily related to the initial build-up of inventory related to a strategic decision to invest in new luxury brands while phasing out other brands and increasing of our investment with a few of our current key luxury brands in advance of the holidays.

Net cash used in investing activities was $4.0 million during the twenty-six week period ended September 28, 2013 compared to $2.8 million for the twenty-six week period ended September 29, 2012. The increase in cash used in investing activities in the current year primarily reflects the investment in two new Birks mono-brand stores opened in August 2013 and increased outlays for store remodeling compared to the prior year period.

Net cash provided by financing activities was $27.0 million during the current twenty-six week period compared to $16.3 million for the twenty-six week period ended September 29, 2012. The $10.7 million increase in cash flows from financing activities was primarily due to the $10.0 million increase in our senior secured term loan, the Cdn$5.0 million secured term loan entered into with Investissement Québec and $5 million of proceeds from our private placement net of reduced borrowings under the senior secured revolving credit facility. Included in financing activities during the first half of fiscal 2013 was $3.6 million of net proceeds associated with a stock rights offering in August 2012 of which $3.5 million of the proceeds was used to pay down interest-bearing debt under our Amended and Restated Cash Advance Agreements with our controlling shareholder, Montrovest.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks. Market risk is the potential loss arising from adverse changes in market prices and rates. We have not entered into derivative or other financial instruments for trading or speculative purposes.

Interest Rate Risk

We are exposed to market risk from fluctuations in interest rates. Borrowings under the senior secured credit facility and the term loans from Investissement Québec bear interest at floating rates, which are based on LIBOR plus a fixed additional interest rate. As of September 28, 2013, we have not hedged these interest rate risks. As of September 28, 2013, we had approximately $88.3 million of floating-rate debt. Accordingly, our net income will be affected by changes in interest rates. Assuming a 100 basis point increase or decrease in the interest rate under our floating rate debt, our interest expense on an annualized basis would have increased or decreased, respectively, by approximately $0.9 million.

Currency Risk

While we report our financial results in U.S. dollars, a substantial portion of our sales are earned in Canadian dollars. For our operations located in Canada, non-Canadian currency transactions and assets and liabilities subject us to foreign currency risk. Conversely, for the operations located in the U.S., non-U.S. currency transactions and assets and liabilities subject us to foreign currency risk. For purposes of our financial reporting, our financial statements are reported in U.S. dollars by translating, where necessary, net sales and expenses from Canadian dollars at the average exchange rates prevailing during the period, while assets and liabilities are translated at period-end exchange rates, with the effect of such translation recorded in accumulated other comprehensive income. As a result, for purposes of our financial reporting, foreign exchange gains or losses recorded in earnings relate to non-Canadian dollar transactions of the operations located in Canada and non-U.S. dollar transactions of the operations located in the U.S. We expect to continue to report our financial results in U.S. dollars in accordance with GAAP. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses. To mitigate the impact of foreign exchange volatility on our earnings, from time to time we may enter into agreements to fix the exchange rate of U.S. dollars to Canadian dollars. For example, we may enter into agreements to fix the exchange rate to protect the principal and interest payments on our U.S. dollar denominated debt and other liabilities held in our Canadian operation. If we do so, we will not benefit from any increase in the value of the Canadian dollar compared to the U.S. dollar when these payments become due. As of September 28, 2013, we had not hedged these foreign exchange rate risks. As of September 28, 2013, we had approximately $1.2 million of net liabilities subject to transaction foreign exchange risk related to changes in the exchange rate between the U.S. dollar and Canadian dollar, which would impact the level of our earnings if there were fluctuations in U.S. and Canadian dollar exchange rates. Assuming a 10 percent strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar, as of September 28, 2013, our earnings would have increased or decreased, respectively, by approximately $0.2 million.

This analysis does not consider the impact of fluctuations in U.S. and Canadian dollar exchange rates on the translation of Canadian dollar results into U.S. dollars. In addition to the impact on earnings, fluctuations between the U.S. and Canadian dollar exchange rates impact the level of our borrowing availability under our senior secured credit facility which is denominated in U.S. dollars. Assuming a 10 percent strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar as of September 28, 2013, our borrowing availability would have increased or decreased, respectively, by approximately $0.1 million. Changes in the exchange rates of Canadian dollars to U.S. dollars could also impact our Canadian sales and gross margin if the Canadian dollar strengthens significantly and impacts our Canadian consumers’ behavior.

Commodity Risk

The nature of our operations results in exposure to fluctuations in commodity prices, specifically diamonds, platinum, gold and silver. We monitor and, when appropriate, utilize derivative financial instruments and physical delivery contracts to hedge our exposure to risks related to the change in gold price. If we utilize derivative financial instruments, we would be exposed to credit-related losses in the event of non-performance by counter-parties to the financial instruments. In addition, if gold prices decrease below those levels specified in our various hedging agreements, we would lose the value of a decline in the price of the gold which could have an equal effect on our cost of sales. However, such gains may not be realized in future periods and our hedging activities may result in losses, which could be material. No hedging contracts existed as of September 28, 2013. Our retail sales and gross profit margins could also be impacted if prices of diamonds, platinum, gold or silver rise so significantly that our consumers’ behavior changes or if price increases cannot be passed onto our consumers.

FORWARD-LOOKING STATEMENTS

This interim report and other written reports and releases and oral statements made from time to time by the Company contain forward-looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about our strategies for growth, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of the U.S. and Canada, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; and (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program. Information concerning factors that could cause actual results to differ materially are set forth in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 3, 2013 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.